UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CRYOCOR, INC.
(Name of Issuer)

COMMON STOCK, $.001 par value per share
(Title of Class of Securities)

229016100
(CUSIP Number)

Lawrence J. Knopf, Esq.
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
(508) 650-8000
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229016100

1.	Names of Reporting Persons. Boston Scientific Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC and N/A (See Item 3 below)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 368,188*

	8.	Shared Voting Power 6,430,276*

	9.	Sole Dispositive Power 368,188*

	10.	Shared Dispositive Power 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,188*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*

13.	Percent of Class Represented by Amount in Row (11) 2.8%*

14.	Type of Reporting Person (See Instructions) CO

*
368,188 shares of common stock, par value $.001 per share (the "Common Stock"), of CryoCor, Inc., a Delaware corporation (the "Issuer"), are held of record by Boston Scientific Scimed, Inc., a Minnesota corporation ("BSS") and wholly owned subsidiary of Boston Scientific Corporation, a Delaware corporation ("BSC").  An aggregate of 6,430,276 shares of Common Stock, comprised of 5,647,488 shares of issued and outstanding Common Stock and options to purchase up to 782,788 shares of Common Stock, are subject to a Stockholders Agreement dated April 15, 2008 (the "Stockholders Agreement") entered into among BSS, Padres Acquisition Corp., a Delaware corporation ("Merger Sub") and wholly owned subsidiary of BSS, and each of the stockholders of the Issuer listed on Schedule B hereto (discussed in Items 3 and 4 below).  BSC, BSS and Merger Sub each expressly disclaims beneficial ownership of any such shares of Common Stock covered by the Stockholders Agreement, and this Schedule 13D shall not be construed as an admission that BSC, BSS or Merger Sub is the beneficial owner of any such securities.  Based on the number of shares of Common Stock outstanding as of April 15, 2008 (as represented by Issuer in the Merger Agreement (as defined herein)), the 368,188 shares of outstanding Common Stock held by BSS represents approximately 2.8% of the total outstanding Common Stock and the 5,647,488 shares of outstanding Common Stock covered by the Stockholders Agreement represents approximately 42.9% of the total outstanding Common Stock.

CUSIP No. 229016100

1.	Names of Reporting Persons. Boston Scientific Scimed, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC and N/A (See Item 3 below)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 368,188*

	8.	Shared Voting Power 6,430,276*

	9.	Sole Dispositive Power 368,188*

	10.	Shared Dispositive Power 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,188*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*

13.	Percent of Class Represented by Amount in Row (11) 2.8%*

14.	Type of Reporting Person (See Instructions) CO

*
368,188 shares of common stock, par value $.001 per share (the "Common Stock"), of CryoCor, Inc., a Delaware corporation (the "Issuer"), are held of record by Boston Scientific Scimed, Inc., a Minnesota corporation ("BSS") and wholly owned subsidiary of Boston Scientific Corporation, a Delaware corporation ("BSC").  An aggregate of 6,430,276 shares of Common Stock, comprised of 5,647,488 shares of issued and outstanding Common Stock and options to purchase up to 782,788 shares of Common Stock, are subject to a Stockholders Agreement dated April 15, 2008 (the "Stockholders Agreement") entered into among BSS, Padres Acquisition Corp., a Delaware corporation ("Merger Sub") and wholly owned subsidiary of BSS, and each of the stockholders of the Issuer listed on Schedule B hereto (discussed in Items 3 and 4 below).  BSC, BSS and Merger Sub each expressly disclaims beneficial ownership of any such shares of Common Stock covered by the Stockholders Agreement, and this Schedule 13D shall not be construed as an admission that BSC, BSS or Merger Sub is the beneficial owner of any such securities.  Based on the number of shares of Common Stock outstanding as of April 15, 2008 (as represented by Issuer in the Merger Agreement (as defined herein)), the 368,188 shares of outstanding Common Stock held by BSS represents approximately 2.8% of the total outstanding Common Stock and the 5,647,488 shares of outstanding Common Stock covered by the Stockholders Agreement represents approximately 42.9% of the total outstanding Common Stock.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of CryoCor, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 9717 Pacific Heights Boulevard, San Diego, California 92121.

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of Boston Scientific Corporation, a Delaware corporation ("BSC"), and Boston Scientific Scimed, Inc., a Minnesota corporation ("BSS") and wholly owned subsidiary of BSC.  The registered office of BSC is One Boston Scientific Place, Natick, MA 01760.  The registered office of BSS is Two Scimed Place, Maple Grove, Minnesota, 55311.  BSC is a worldwide developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties including interventional cardiology, cardiac rhythm management, peripheral interventions, electrophysiology, neurovascular intervention, endoscopy, urology, gynecology and neuromodulation.  BSS is a wholly-owned subsidiary of BSC and a developer and manufacturer of medical devices that are used in a broad range of interventional medical specialties.

The name, business address and present principal occupation or employment of each director and executive officer of BSC and BSS is set forth on Schedule A hereto.

During the last five years, neither BSC, BSS, nor, to their knowledge, any of the persons listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

BSS has been the holder of record of 368,188 shares of Common Stock since June 28, 2007.  Such shares were issued to BSS pursuant to the terms of a Common Stock Purchase Agreement dated June 28, 2007 between the Issuer and BSS, pursuant to which the Issuer sold such shares to BSS for an aggregate purchase price of $2,499,996.52, which was paid to the Issuer out of the then existing working capital funds of BSC.

On April 15, 2008, the Issuer, BSS and Padres Acquisition Corp., a Delaware corporation and wholly owned subsidiary of BSS ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, subject to the consummation of the tender offer (the "Offer") to acquire all of the outstanding shares of Issuer (the "Shares") not owned by BSS and satisfaction or waiver of the other conditions therein, Merger Sub will merge with and into Issuer (the "Merger").

As an inducement to enter into the Merger Agreement, and in consideration thereof, each of the persons listed below (together, the "Supporting Stockholders"), on the one hand, and BSS and Merger Sub, on the other hand, entered into a Stockholders Agreement dated April 15, 2008 (the "Stockholders Agreement") with respect to certain shares of Common Stock (including certain options exercisable for shares of Common Stock) beneficially owned by them.  No shares of Common Stock were purchased by BSC, BSS or Merger Sub pursuant to the Stockholders Agreement, and thus no funds were used for such purpose.

• Edward F. Brennan
• Gregory J. Tibbitts
• Kurt C. Wheeler
• Arda M. Minocherhomjee
• MPM Asset Management Investors 2000 B LLC
• MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG
• MPM BioVentures II, L.P.
• MPM BioVentures II-QP, L.P.
• William Blair Capital Partners VII, QP L.P.
• William Blair Capital Partners VII, L.P.

Pursuant to the Stockholders Agreement, each Supporting Stockholder has, among other things, (i) agreed to tender into the Offer all Shares owned by them and (ii) agreed to vote and take any actions with respect to all such Shares owned by the Supporting Stockholders, at any meeting of the stockholders of the Issuer, and in any action by consent or otherwise of the stockholders of the Issuer, in favor of the adoption of the Merger Agreement and the approval of the Merger and against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Issuer under the Merger Agreement or of the Supporting Stockholders under the Stockholders Agreement, or that could reasonably be expected to result in any of the conditions to the Issuer's obligations under the Merger Agreement not being fulfilled, or that would reasonably be expected to impede, interfere, delay, or prevent the consummation of the Merger or the Offer, and (iii) agreed not to exercise any rights (including, without limitation, under the Delaware General Corporation Law) to demand appraisal of any Shares, or similar rights, that may arise, if at all, with respect to the Merger.

The proposed transaction is valued at approximately $17.6 million.  Merger Sub expects to fund the consideration payable pursuant to the Merger Agreement through BSC's internally available cash and cash generated from operations.

Shared voting power with respect to the Common Stock owned by the Supporting Stockholders was acquired through the execution of the Stockholders Agreement.  Neither BSC, BSS or Merger Sub expended any funds in connection with its execution of the Stockholders Agreement.

Schedule B hereto contains, to BSC's knowledge, the names and number of shares of Common Stock beneficially owned (for purposes of Rule 13d-3 under the Exchange Act) by each Supporting Stockholder.

The foregoing descriptions of the Merger Agreement and the Stockholders Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements.  A copy of the Merger Agreement is attached as Exhibit 1 to this Schedule 13D and a copy of the Stockholders Agreement is attached as Exhibit 2 to this Schedule 13D.

Item 4.	Purpose of Transaction.

As described in Item 3 above, this Schedule 13D is being filed in connection with the Stockholders Agreement among BSS, Merger Sub and each of the Supporting Stockholders in connection with the Merger and the related Merger Agreement.

In connection with the Merger, the Issuer has granted to BSS an option (the "Top-Up Option") to acquire directly from the Issuer a number of newly-issued Shares equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned collectively by BSS and Merger Sub at the time of exercise of the Top-Up Option, constitutes 91% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option or (ii) the aggregate number of Shares that the Issuer is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. Pursuant to the Merger Agreement, as soon as practicable after acquiring Shares pursuant to the Offer (and, if applicable, the Top-Up Option), and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub and the Issuer will effect the Merger.

Upon the consummation of the Merger (i) Issuer will become a wholly owned subsidiary of BSS (and thereby become an indirect, wholly owned subsidiary of BSC) and (ii) each share of Common Stock then outstanding will be converted into the right to receive $1.35 per share, net to the holder thereof (the "Offer Price"), without interest, subject to certain exceptions more fully described in the Merger Agreement.  In addition, options to acquire shares of Common Stock outstanding upon consummation of the Merger will be cashed out to the extent the Offer Price exceeds the exercise price thereof, as more fully described in the Merger Agreement.

Subject to compliance with applicable law, effective upon the initial acceptance for payment by Merger Sub of Common Stock pursuant to the Offer, BSS will be entitled to designate up to such number of directors on the board of directors of the Issuer (the "Board") as shall give BSS representation on the Board equal to the product of the total number of authorized directors on the Board multiplied by the percentage that the aggregate number of Shares beneficially owned by BSS, BSC or any other affiliate of BSS or BSC bears to the total number of Shares then outstanding on a fully diluted “as-converted” basis; provided, however, that in no event will BSS be entitled to designate any directors to serve on the Board unless it is the beneficial owner of Shares entitling it to exercise at least a majority of the voting power of the outstanding Shares.

In addition, from and after the effective time of the Merger and pursuant to the Merger Agreement, (i) Lawrence J. Knopf and Sam R. Leno, the directors of Merger Sub, will constitute all of the directors of the Issuer, each to hold office in accordance with the Restated Charter and Restated By-laws of the Issuer (as defined below), (ii) the officers of Merger Sub will be the officers of the Issuer, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal, and (iii) the certificate of incorporation and by-laws of the Issuer in effect immediately prior to the effective time of the Merger will be amended and restated in their entirety to conform to the certificate of incorporation and by-laws of Merger Sub, as in effect immediately prior to the effective time of the Merger, and such amended and restated certificate of incorporation and by-laws (the "Restated Charter" and "Restated By-laws", respectively) will be the certificate of incorporation and by-laws of the Issuer until thereafter amended as provided by law and such Restated Charter and Restated By-laws, as applicable.

Following the Merger, the shares of Common Stock will no longer be traded on the NASDAQ Stock Market, there will be no public market for such shares, and registration of such shares under the Exchange Act will be terminated.

Except as set forth herein and in connection with the Merger, neither BSC nor BSS has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)
Other than 368,188 shares of Common Stock held of record by BSS (as further described in Item 3 above) and those shares of Common Stock that may be deemed to be beneficially owned in connection with the Stockholders Agreement, neither BSC nor BSS has acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, does not beneficially own (with the sole right to vote and dispose of) any shares of Common Stock.

As a result of the Stockholders Agreement, BSS may be deemed to have the power to vote up to an aggregate of 6,430,276 shares of Common Stock, comprised of 5,647,488 shares of issued and outstanding Common Stock and options to purchase up to 782,788 shares of Common Stock, in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, BSS may be deemed to be the beneficial owner of an aggregate of 6,430,276 shares of Common Stock.  BSC may also be deemed to be the beneficial owner of such shares by virtue of BSS being a wholly owned subsidiary of BSC.  The 5,647,488 shares of outstanding Common Stock covered by the Stockholders Agreement represents approximately 42.9% of the issued and outstanding shares of Common Stock as of April 15, 2008, as represented by Issuer in the Merger Agreement.

Each of BSC and BSS (i) is not entitled to any rights as a stockholder of Issuer as to the Common Stock covered by the Stockholders Agreement, except as otherwise expressly provided in the Stockholders Agreement, and (ii) disclaims any beneficial ownership of such shares.

Except as set forth in this Item 5(a) and (b), none of BSC, BSS, nor, to their knowledge, any person named on Schedule A hereto, beneficially owns any shares of Common Stock.

(c)           Except for the agreements described above, to the knowledge of BSC and BSS, no transaction in the class of securities reported has been effected during the past 60 days by any person named in Schedule A or
Item 5(a) and (b).

(d)           To the knowledge of BSC and BSS, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)           Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the agreements described above, to the knowledge of BSC and BSS, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder's fees, joint ventures, loan or option arrangements puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons named in Item 2 hereof and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares, other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger by and among Boston Scientific Scimed, Inc., CryoCor, Inc. and Padres Acquisition Corp., dated April 15, 2008.

Exhibit 2	Stockholders Agreement among Boston Scientific Scimed, Inc., Padres Acquisition Corp. and each of the Supporting Stockholders party thereto, dated April 15, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOSTON SCIENTIFIC CORPORATION

By:	/s/ Lawrence J. Knopf
Name:	Lawrence J. Knopf
Title:	Senior Vice President and Deputy General Counsel
Date:	April 25, 2008

BOSTON SCIENTIFIC SCIMED, INC.

By:	/s/ Lawrence J. Knopf
Name:	Lawrence J. Knopf
Title:	Assistant Secretary
Date:	April 25, 2008

SCHEDULE A
Directors and Executive Officers of Boston Scientific Corporation

The name, title and present principal occupation or employment of each of the directors and executive officers of Boston Scientific Corporation are set forth below.  The business address of each of the directors and executive officer listed below is care of Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760.  Unless otherwise indicated, each occupation set forth opposite an individual's name below refers to Boston Scientific Corporation.

Name	Present Principal Occupation
Directors
John E. Abele	Director, Founder
Ursula M. Burns	Director, President, Xerox Corporation
Nancy-Ann DeParle	Director, Managing Director, CCMP Capital Advisors, LLC
J. Raymond Elliott	Director, Retired Chairman, President and Chief Executive Officer of Zimmer Holdings, Inc.
Joel L. Fleishman	Director, Professor of Law and Public Policy, Duke University
Marye Anne Fox, Ph.D.	Director, Chancellor of the University of California, San Diego
Ray J. Groves	Director, Retired Chairman and Chief Executive Officer, Ernst & Young
Kristina M. Johnson	Director, Provost and Senior Vice President of Academic Affairs, The Johns Hopkins University
Ernest Mario, Ph.D.	Director, Chairman and Chief Executive Officer, Capnia, Inc.
N.J. Nicholas, Jr.	Director, Private Investor
Pete M. Nicholas	Director, Founder, Chairman of the Board
John E. Pepper	Director, Co-Chair, National Underground Railroad Freedom Center
Uwe E. Reinhardt, Ph.D.	Director, Professor of Political Economy and Economics and Public Affairs, Princeton University
Senator Warren B. Rudman	Director, Former U.S. Senator, Co-Chairman, Stonebridge International, LLC and Of Counsel, Paul, Weiss, Rifkind, Wharton, & Garrison LLP
James R. Tobin	President and Chief Executive Officer and Director

Executive Officers
Donald Baim, M.D.	Executive Vice President, Chief Medical and Scientific Officer
Brian R. Burns	Senior Vice President, Quality
Fredericus A. Colen	Executive Vice President, Operations and Technology, CRM
Paul Donovan	Senior Vice President, Corporate Communications
Jim Gilbert	Executive Vice President, Strategy and Business Development
William H. (Hank) Kucheman	Senior Vice President and Group President of Interventional Cardiology
Paul A. LaViolette	Chief Operating Officer
Sam R. Leno	Executive Vice President, Finance and Information Systems and Chief Financial Officer
William McConnell	Senior Vice President, Sales, Marketing and Administration, CRM
David McFaul	Senior Vice President, International
Stephen F. Moreci	Senior Vice President and Group President, Endosurgery
Kenneth J. Pucel	Executive Vice President, Operations
Lucia L. Quinn	Executive Vice President, Human Resources

SCHEDULE A (continued)
Directors and Executive Officers of Boston Scientific Scimed, Inc.

The name, title and present principal occupation or employment of each of the directors and executive officers of Boston Scientific Scimed, Inc. are set forth below.  The business address of each of the directors and executive officers listed below is care of Boston Scientific Scimed, Inc., Two Scimed Place, Maple Grove, Minnesota, 55311.  Unless otherwise indicated, each occupation set forth opposite an individual's name below refers to Boston Scientific Scimed, Inc.

Name	Present Principal Occupation
Directors
Lawrence J. Knopf	Director and Assistant Secretary; Senior Vice President and Deputy General Counsel of Boston Scientific Corporation
Sam R. Leno	Director and Vice President and Chief Financial Officer; Executive Vice President, Finance and Information Systems and Chief Financial Officer of Boston Scientific Corporation

Executive Officers
Douglas J. Cronin	Vice President of Corporate Tax; Vice President of Corporate Tax of Boston Scientific Corporation
Luke R. Dohmen	Vice President and Corporate Chief Patent Counsel; Vice President and Corporate Chief Patent Counsel of Boston Scientific Corporation
Milan Kofol	Vice President and Treasurer; Vice President and Treasurer of Boston Scientific Corporation
Jean Fitterer Lance	Vice President, General Counsel - Interventional Cardiology and Cardiovascular and Secretary; Vice President – Corporate Legal and General Counsel - Cardiovascular of Boston Scientific Corporation
Paul A. LaViolette	President and Chief Executive Officer; Chief Operating Officer of Boston Scientific Corporation

SCHEDULE B
Shares of Common Stock of CryoCor, Inc. Beneficially Owned by the Supporting Stockholders

Stockholder	Shares Owned	Shares issuable upon exercise of outstanding options

Edward F. Brennan	478,408	592,902

Gregory J. Tibbitts	196,037	164,082

Kurt C. Wheeler	—	12,902

Arda M. Minocherhomjee	—	—

MPM Asset Management Investors 2000 B LLC	46,930	—

MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG	717,656	—

MPM BioVentures II, L.P.	224,984	—

MPM BioVentures II-QP, L.P.	2,038,512	—

William Blair Capital Partners VII, QP L.P.	1,872,801	12,902

William Blair Capital Partners VII, L.P.	72,160	—

Total	5,647,488	782,788